Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations

jared.maymon@kornit.com

Kornit Digital Reports Third Quarter 2023 Results

●	Third quarter revenues of $59.2 million, in line with previous guidance

●	Third quarter GAAP net loss of $8.2 million; non-GAAP net loss of $3.4 million

●	Impressions and consumables revenues both continued to grow year-over-year

●	System sales increased quarter-over-quarter on continued conversion of ITMA orders

●	Company operations have not been materially impacted by the security situation in Israel

Rosh-Ha`Ayin, Israel – November 8, 2023 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today its results for the third quarter ended September 30, 2023.

“We delivered third quarter revenues within our guidance range, despite a challenging macroeconomic environment. Our consumables sales grew year-over-year, while system sales improved sequentially as we continued to convert orders from ITMA,” said Ronen Samuel, Kornit’s Chief Executive Officer. “We also saw further growth in our direct-to-fabric solutions, resulting in one of the strongest quarters for Presto system sales. Interest in our Atlas MAX Poly system has also been robust, especially in the sports and athleisure market.”

“During the quarter, we successfully installed our initial Apollo beta systems, which have received highly encouraging feedback and demonstrated solid uptime, yield, and unit economics. We continue to target general availability for Apollo in the first quarter of 2024 and are building a strong pipeline of both existing and new customers.” Mr. Samuel concluded, “Looking ahead, we are taking proactive measures to further diversify our customer base, expand into key textile-producing regions, and resume overall sales growth, while also focusing on enhancing operating efficiencies across the entire company. Our plan includes approaching breakeven on an adjusted EBITDA basis during the fourth quarter and achieving profitable growth for the full year in 2024.”

Third Quarter 2023 Results of Operations

●	Total revenue for the third quarter of 2023 was $59.2 million compared with $66.8 million in the prior year period, due primarily to lower systems revenues.

●	GAAP gross profit margin for the third quarter of 2023 was 34.8% compared with 32.1% in the prior year period. On a non-GAAP basis, gross profit margin was 37.4% compared with 35.5% in the prior year period.

●	GAAP operating expenses for the third quarter of 2023 decreased by 17.6% to $35.3 million compared with the prior year period. On a non-GAAP basis, operating expenses decreased by 15.3% to $31.1 million compared with the prior year period.

●	GAAP net loss for the third quarter of 2023 was $8.2 million, or ($0.17) per basic share, compared with net loss of $19.0 million, or ($0.38) per basic share, for the third quarter of 2022.

●	Non-GAAP net loss for the third quarter of 2023 was $3.4 million, or ($0.07) per basic share, compared with non-GAAP net loss of $10.7 million, or ($0.21) per basic share, for the third quarter of 2022.

●	Adjusted EBITDA loss for the third quarter of 2023 was $5.6 million compared with adjusted EBITDA loss of $10.5 million for the third quarter of 2022. Adjusted EBITDA margin for the third quarter of 2023 was -9.5% compared with -15.7% for the third quarter of 2022.

Fourth Quarter 2023 Guidance

For the fourth quarter of 2023, the Company expects revenues to be in the range of $55 million to $60 million and adjusted EBITDA margin between -6% to 0% of revenue. The guidance for revenue and adjusted EBITDA margin includes the impact of the non-cash expense associated with the fair value of the Company’s warrants.

Third Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The conference confirmation code is 13741274.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 13741274. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on November 22, 2023. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of current adverse macro-economic headwinds being caused by inflationary pressures and higher interest rates, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; acquisition related expenses; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$76,288	$104,597
Short-term bank deposit	220,095	275,033
Marketable securities	49,974	20,380
Trade receivables, net	93,137	67,360
Inventory	83,111	89,415
Other accounts receivable and prepaid expenses	23,506	22,054
Total current assets	546,111	578,839

LONG-TERM ASSETS:
Marketable securities	222,285	245,970
Deposits and other long-term assets	8,106	5,927
Severance pay fund	262	274
Property, plant and equipment, net	55,026	60,463
Operating lease right-of-use assets	28,988	27,139
Intangible assets, net	8,165	9,890
Goodwill	29,164	29,164
Total long-term assets	351,996	378,827

Total assets	898,107	957,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	9,626	14,833
Employees and payroll accruals	15,023	14,255
Deferred revenues and advances from customers	2,050	5,701
Operating lease liabilities	4,543	4,989
Other payables and accrued expenses	23,216	25,592
Total current liabilities	54,458	65,370

LONG-TERM LIABILITIES:
Accrued severance pay	1,073	1,223
Operating lease liabilities	21,607	21,035
Other long-term liabilities	272	1,216
Total long-term liabilities	22,952	23,474

SHAREHOLDERS’ EQUITY	820,697	868,822

Total liabilities and shareholders’ equity	$898,107	$957,666

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues
Products	$45,486	$52,627	$117,472	$172,707
Services	13,738	14,164	45,729	35,513
Total revenues	59,224	66,791	163,201	208,220

Cost of revenues
Products	25,392	31,789	68,391	96,909
Services	13,212	13,569	42,425	36,160
Total cost of revenues	38,604	45,358	110,816	133,069

Gross profit	20,620	21,433	52,385	75,151

Operating expenses:
Research and development, net	12,038	14,684	38,027	42,775
Sales and marketing	15,586	17,502	48,927	54,917
General and administrative	7,654	10,616	25,143	30,632
Total operating expenses	35,278	42,802	112,097	128,324

Operating loss	(14,658)	(21,369)	(59,712)	(53,173)

Financial income, net	6,304	2,207	18,726	8,330
Loss before taxes on income	(8,354)	(19,162)	(40,986)	(44,843)

Taxes on income (tax benefit)	(193)	(130)	431	(1,138)
Net loss	$(8,161)	$(19,032)	$(41,417)	$(43,705)

Basic loss per share	$(0.17)	$(0.38)	$(0.84)	$(0.88)

Weighted average number of shares used in computing basic net loss per share	48,968,244	49,834,417	49,469,717	49,750,458

Diluted net loss per share	$(0.17)	$(0.38)	$(0.84)	$(0.88)

Weighted average number of shares used in computing diluted net loss per share	48,968,244	49,834,417	49,469,717	49,750,458

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$59,224	$66,791	$163,201	$208,220

GAAP cost of revenues	$38,604	$45,358	$110,816	$133,069
Cost of product recorded for share-based compensation (1)	(632)	(587)	(1,811)	(1,642)
Cost of service recorded for share-based compensation (1)	(467)	(422)	(1,311)	(1,268)
Intangible assets amortization on cost of product (3)	(267)	(744)	(793)	(1,799)
Intangible assets amortization on cost of service (3)	(160)	(160)	(480)	(480)
Restructuring expenses (4)	-	(396)	(89)	(396)
Non-GAAP cost of revenues	$37,078	$43,049	$106,332	$127,484

GAAP gross profit	$20,620	$21,433	$52,385	$75,151
Gross profit adjustments	1,526	2,309	4,484	5,585
Non-GAAP gross profit	$22,146	$23,742	$56,869	$80,736

GAAP operating expenses	$35,278	$42,802	$112,097	$128,324
Share-based compensation (1)	(4,050)	(5,646)	(13,822)	(14,524)
Acquisition related expenses (2)	-	-	-	(512)
Intangible assets amortization (3)	(117)	(160)	(457)	(363)
Restructuring expenses (4)	-	(281)	(206)	(281)
Non-GAAP operating expenses	$31,111	$36,715	$97,612	$112,644

GAAP Financial income, net	$6,304	$2,207	$18,726	$8,330
Foreign exchange losses associated with ASC 842	(704)	(279)	(1,201)	(3,408)
Non-GAAP Financial income , net	$5,600	$1,928	$17,525	$4,922

GAAP Taxes on income (tax benefit)	$(193)	$(130)	$431	$(1,138)
Non-cash deferred tax income	$255	$(247)	$578	$220
Non-GAAP Taxes on income (tax benefit)	$62	$(377)	$1,009	$(918)

GAAP net loss	$(8,161)	$(19,032)	$(41,417)	$(43,705)
Share-based compensation (1)	5,149	6,655	16,944	17,434
Acquisition related expenses (2)	-	-	-	512
Intangible assets amortization (3)	544	1,064	1,730	2,642
Restructuring expenses (4)	-	677	295	677
Foreign exchange losses associated with ASC 842	(704)	(279)	(1,201)	(3,408)
Non-cash deferred tax income	(255)	247	(578)	(220)
Non-GAAP net loss	$(3,427)	$(10,668)	$(24,227)	$(26,068)

GAAP diluted loss per share	$(0.17)	$(0.38)	$(0.84)	$(0.88)

Non-GAAP diluted loss per share	$(0.07)	$(0.21)	$(0.49)	$(0.52)

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	48,968,244	49,834,417	49,469,717	49,750,458

Shares used in computing Non-GAAP diluted net loss per share	48,968,244	49,834,417	49,469,717	49,750,458

(1) Share-based compensation
Cost of product revenues	$632	$587	$1,811	$1,642
Cost of service revenues	$467	422	1,311	1,268
Research and development	$1,478	1,515	4,430	3,972
Sales and marketing	$1,747	2,368	5,054	5,668
General and administrative	$825	1,763	4,338	4,884
	$5,149	$6,655	$16,944	$17,434
(2) Acquisition related expenses
General and administrative	$-	$-	$-	$512
	$-	$-	$-	$512
(3) Intangible assets amortization
Cost of product revenues	$267	$744	$793	$1,799
Cost of service revenues	$160	160	480	480
Sales and marketing	$117	160	457	363
	$544	$1,064	$1,730	$2,642

(4) Restructuring expenses
Cost of product revenues	$-	$384	$89	$384
Cost of service revenues	$-	$12	$-	$12
Research and development	$-	64	20	64
Sales and marketing	$-	188	186	188
General and administrative	$-	29	-	29
	$-	$677	$295	$677

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net loss	$(8,161)	$(19,032)	$(41,417)	$(43,705)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,886	3,264	11,413	9,166
Fair value of warrants deducted from revenues	3,325	5,640	9,001	18,161
Share-based compensation	5,149	6,655	16,944	17,434
Amortization of premium and accretion of discount on marketable securities, net	148	435	673	1,447
Realized gain on sale and redemption of marketable securities	44	-	41	10
Change in operating assets and liabilities:
Trade receivables, net	(8,921)	(3,214)	(25,777)	(12,218)
Other accounts receivables and prepaid expenses	(686)	(4,343)	(1,452)	(6,134)
Inventory	4,567	(2,715)	6,507	(26,567)
Operating leases right-of-use assets and liabilities, net	(711)	(290)	(1,723)	(3,147)
Deferred taxes	-	(577)	-	(2,993)
Deposits and other long term assets	(301)	(1,071)	(2,179)	(2,392)
Trade payables	(1,887)	(5,960)	(3,589)	(17,880)
Employees and payroll accruals	(1,284)	1,382	1,205	(5,452)
Deferred revenues and advances from customers	(414)	2,581	(3,651)	(1,533)
Other payables and accrued expenses	(2,152)	12,623	(2,190)	16,063
Accrued severance pay, net	(76)	12	(138)	(280)
Other long - term liabilities	(254)	(1,046)	(944)	(317)
Loss from sale and disposal of property, plant and equipment	-	526	-	567
Net cash used in operating activities	$(7,728)	$(5,130)	$(37,276)	$(59,770)

Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,003)	$(2,819)	$(6,072)	$(12,266)
Investment in equity securities	-	(273)	-	(627)
Acquisition of intangible assets	-	(102)	-	(235)
Proceeds from sale of property, plant and equipment	-	16	-	71
Cash paid in connection with acquisition, net of cash acquired	-	-	-	(14,654)
Proceeds from (investment in) short-term bank deposits, net	3	(100,059)	54,938	(350,954)
Proceeds from sales and redemption of marketable securities	1,990	-	7,240	1,945
Proceeds from maturities of marketable securities	2,970	3,976	14,222	21,398
Investment in marketable securities	(5,516)	(25,468)	(24,451)	(129,365)
Net cash provided by (used in) investing activities	$(1,556)	$(124,729)	$45,877	$(484,687)

Cash flows from financing activities:

Exercise of employee stock options	$198	$120	$293	$460
Payments related to shares withheld for taxes	-	(179)	(437)	(861)
Repurchase of ordinary shares	(15,948)	-	(36,766)	-
Net cash used in financing activities	$(15,750)	$(59)	$(36,910)	$(401)

Decrease in cash and cash equivalents	$(25,034)	$(129,918)	$(28,309)	$(544,858)
Cash and cash equivalents at the beginning of the period	101,322	196,611	104,597	611,551
Cash and cash equivalents at the end of the period	$76,288	$66,693	$76,288	$66,693

Non-cash investing and financing activities:

Purchase of property and equipment on credit	74	1,033	74	1,033
Inventory transferred to be used as property and equipment	531	255	531	1,544
Property, plant and equipment transferred to be used as inventory	-	183	734	192
Lease liabilities arising from obtaining right-of-use assets	322	790	5,809	7,177

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Revenues	$59,224	$66,791	$163,201	$208,220

GAAP Net Loss	(8,161)	(19,032)	(41,417)	(43,705)
Taxes on income	(193)	(130)	431	(1,138)
Financial income	(6,304)	(2,207)	(18,726)	(8,330)
Share-based compensation	5,149	6,655	16,944	17,434
Intangible assets amortization	544	770	1,730	1,979
Acquisition related expenses	-	-	-	512
Excess cost of product on acquired inventory	-	294	-	663
Restructuring expenses	-	677	295	677
Non-GAAP Operating Loss	(8,965)	(12,973)	(40,743)	(31,908)
Depreciation	3,342	2,494	9,683	7,187
Adjusted EBITDA	$(5,623)	$(10,479)	$(31,060)	$(24,721)